ES Bancshares, Inc.

68 North Plank Road

Newburgh, New York 12550

June 26, 2008

VIA FACSIMILE AND EDGAR

(202) 772-9208

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ES Bancshares, Inc.

Post Effective Amendment to Registration Statement on Form S-3

(Registration Number 333-141996)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

ES Bancshares, Inc. (the “Company”), hereby requests that the Company’s Post Effective Amendment to Registration Statement on Form S-3 be declared effective on June 30, 2008 at 4:00 p.m., or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Anthony P. Costa
Anthony P. Costa
Chairman and Chief Executive Officer